                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 9)

                   Under the Securities Exchange Act of 1934


                      Dairy Mart Convenience Stores, Inc.
                                (Name of Issuer)


                 Class B Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                   233860105
                                 (CUSIP Number)



                       DM Associates Limited Partnership

                               c/o Gregory Landry
                      Dairy Mart Convenience Stores, Inc.
                                One Vision Drive
                               Enfield, CT 06082
                                 (203) 741-4502
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                December 1, 1995
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement:  / /

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
     Person: DM ASSOCIATES LIMITED PARTNERSHIP

     IRS Identification No.: 06-1334995

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)  X

3)   SEC Use Only:

4)   Source of Funds: WC,OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: Connecticut

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7) Sole Voting Power: Voting power with respect to the Shares (as defined in this Schedule 13D) owned of record by DM Associates Limited Partnership is held by its general partner, New DM Management Associates I.

8)   Shared Voting Power: See question 7 above.

9) Sole Dispositive Power: Dispositive power with respect to the Shares owned of record by DM Associates Limited Partnership is held by its general partner, New DM Management Associates I, subject to the consent of the limited partners of DM Associates being required for any sale of more than 360,000 Shares.

10)  Shared Dispositive Power: See question 9 above.

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,858,743

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13)  Percent of Class Represented by Amount in Row (11): 66.8%

14)  Type of Reporting Person: PN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
     Person: NEW DM MANAGEMENT ASSOCIATES I

     IRS Identification No.: 06-1417404

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: Not Applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: Connecticut

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7) Sole Voting Power: Voting power of 638,743 of the Shares owned of record by DM Associates Limited Partnership is held by its general partner, New DM Management Associates I. New DM Management Associates I will vote such Shares in such manner as the holders of a majority of the partnership interests of New DM Management Associates I may determine. Robert B. Stein, Jr., Gregory Landry and Mitchell Kupperman each own one-third of the partnership interests of New DM Management Associates I. The other 1,220,000 Shares owned of record by DM Associates Limited Partnership will be voted for or against any stockholder motion or proposal in the same proportion that all other Shares are voted for or against such motion or proposal (including the 638,743 Shares voted by DM Associates Limited Partnership).

8)   Shared Voting Power: See question 7 above.

9) Sole Dispositive Power: Dispositive power with respect to the Shares owned of record by DM Associates Limited Partnership is held by its general partner, New DM Management Associates I, subject to the consent of the limited partners of DM Associates Limited Partnership being required for any sale of more than 360,000 Shares. Robert B. Stein, Jr., as the managing general partner of New DM Management Associates I, has the power to dispose of the Shares on behalf of New DM Management Associates I.

10)  Shared Dispositive Power: See question 9 above.

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 1,858,743

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13)  Percent of Class Represented by Amount in Row (11): 66.8%

14)  Type of Reporting Person: PN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
     Person: Robert B. Stein, Jr.

     S.S. NO.: ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)   Source of Funds: PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)   Sole Voting Power: 0

8)   Shared Voting Power: 1,858,743

9)   Sole Dispositive Power: 1,858,743

10)  Shared Dispositive Power: 1,220,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,858,743

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13)  Percent of Class Represented by Amount in Row (11): 66.8%

14)  Type of Reporting Person: IN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
     Person: Gregory G. Landry

     S.S. No.: ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)    Source of Funds: PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)   Sole Voting Power: 0

8)   Shared Voting Power: 1,858,743

9)   Sole Dispositive Power: 0

10)  Shared Dispositive Power: 1,220,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,858,743

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13)  Percent of Class Represented by Amount in Row (11): 66.8%

14)  Type of Reporting Person: IN

CUSIP No. 233860105

1)   Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
     Person: Mitchell J. Kupperman

     S.S. No.: ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  X

3)   SEC Use Only:

4)    Source of Funds: PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6)   Citizenship or Place of Organization: United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7)   Sole Voting Power: 14,604

8)   Shared Voting Power: 1,858,743

9)   Sole Dispositive Power: 14,604

10)  Shared Dispositive Power: 0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,873,347

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11): 67.3%

14)  Type of Reporting Person: IN

     Reference is made to the Statement on Schedule 13D dated March 12, 1992, filed jointly by DM Associates Limited Partnership, DM Management Associates, and Frank Colaccino, as amended by eight amendments thereto. This Amendment No. 9 amends and restates such Schedule 13D.

Item 1.   Security and Issuer

     This Schedule 13D relates to the Class B Common Stock, par value $.01 per share (the "Shares"), of Dairy Mart Convenience Stores, Inc, a Delaware corporation (the "Company"). The Company's principal executive offices are located at One Vision Drive, Enfield, Connecticut 06082.

Item 2.   Identity and Background

     This statement is being filed jointly by the following reporting persons and entities (collectively, the "Reporting Persons"): (i) DM Associates Limited Partnership ("DM Associates"); (ii) New DM Management Associates I ("DM Management I"); (iii) Robert B. Stein, Jr.; (iv) Gregory G. Landry; and (v) Mitchell J. Kupperman. Each Reporting Person disclaims membership in a "group," within the meaning of Rule 13d-1(f)(2) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Act").

     a. DM Associates. DM Associates is a Connecticut limited partnership whose general partner is DM Management I and whose limited partners are HNB Investment Corp. ("HNB") and the Company. DM Associates' principal business is holding the 1,858,743 Shares described herein.

     b. DM Management I. DM Management I is a Connecticut general partnership whose general partners are Messrs. Stein, Landry, and Kupperman. The principal business of DM Management I is to serve as a general partner of DM Associates.

     c. Information Regarding Individuals. Set forth below are the name, business or residence address and principal occupation of each of the Reporting Persons who are individuals.

                           Business or           Principal
Name                    Residence Address        Employment

Robert B. Stein, Jr.    One Vision Drive     Chief Executive
                        Enfield, CT 06082    Officer of the Company

Gregory G. Landry       One Vision Drive     Executive Vice
                        Enfield, CT 06082    President, Treasurer
                                             and Chief Financial
                                             Officer of the Company

Mitchell J. Kupperman   115 Quinneahtuk Rd.
                        Longmeadow, Ma 01106


All of the foregoing individuals are United States citizens.

     None of the persons or entities set forth above has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other
           Consideration

     In March 1992 DM Associates purchased in cash from certain stockholders of the Company, as described in Item 4 below, 1,233,743 Shares at $12.00 per share, aggregating $14,804,916 (the "Purchase Price"). In addition, 625,000 Shares were contributed to DM Associates by: (i) Mr. Nirenberg, who contributed 616,667 Shares; and (ii) the Foundation, a charitable foundation controlled by Mr. Nirenberg, which contributed 8,333 Shares, as described in Item 4 below.

     The source of funds for the Purchase Price was: (i) a $7,100,000 loan (the "Loan") to DM Associates by the Connecticut Development Authority ("CDA") pursuant to a certain Loan Agreement (the "Loan Agreement") dated March 12, 1992, between DM Associates and the CDA; and (ii) cash equity contributions to DM Associates by certain of its partners. The Loan was secured by a collateral pledge to the CDA by DM Associates of 1,220,000 Shares (the "Pledged Shares"), pursuant to a Stock Pledge Agreement (the "Stock Pledge Agreement") dated March 12, 1992, between DM Associates and the CDA. 638,743 of the Shares have not been pledged. The Loan will mature and be due and payable on July 31, 1997.

     Each Share of Class B Common Stock has voting rights equal to that of ten times the voting power of each share of Class A Common Stock. The Shares owned directly by DM Associates represent approximately 60.7% of the total voting power of all the issued and outstanding shares of Class A Common Stock and Class B Common Stock combined.

     On September 30, 1994, FCN Properties Corporation, a corporation owned by Charles Nirenberg, a former officer and director of the Company, purchased the Loan from CDA. On December 1, 1995, the Company purchased the Loan from FCN. The Pledged Shares are now pledged to the Company as collateral for the Loan.

Item 4.   Purpose of Transaction

     Mr. Nirenberg, his wife Janet Nirenberg, The Nirenberg Foundation, Inc. (the "Foundation") and the Janet Nirenberg 1987 Trust and the Charles Nirenberg Charitable Remainder Trust, sold 1,233,743 Shares to DM Associates for $12.00 per share pursuant to a Stock Purchase Agreement dated March 12, 1992. In addition, Mr. Nirenberg and the Foundation contributed to DM Associates 625,000 Shares in exchange for limited partnership interests in DM Associates, pursuant to a Contribution and Exchange Agreement dated March 12, 1992.

     The general partner of DM Associates, DM Management I, is a Connecticut general partnership whose managing general partner is Robert B. Stein, Jr., the Chief Executive Officer of the Company. Mr. Stein became the managing general partner of DM Management I on December 1, 1995, upon the withdrawal of Charles Nirenberg as a partner of DM Management I. Such withdrawal by Mr. Nirenberg was effected by Mr. Nirenberg in accordance with the terms of an Agreement pursuant to which, among other things, the Company purchased all of Mr. Nirenberg's beneficial interest in his limited partnership interest in DM Associates and Mr. Nirenberg agreed to resign from, and to cause M. Howard Jacobsen and Thomas O'Brien to resign from, the Board of Directors of the Company.

     Pursuant to the Partnership Agreement of DM Associates, DM Management I has the right to determine the manner in which the Shares owned by DM Associates are voted. Gregory Landry, Robert B. Stein, Jr., and Mitchell Kupperman each own one-third of the partnership interests of New DM Management Associates I. Pursuant to the Partnership Agreement of DM Management I, 638,743 of the Shares owned by DM Associates will be voted in such manner as the holders of a majority of the partnership interests of DM Management I may determine, and the balance of 1,220,000 of the Shares owned by DM Associates will be voted for or against any motion or proposal presented for a vote of the holders of Class B Shares in the same proportion as other Class B Shares (including the other

638,743 owned by DM Associates) are voted for or against such motion or proposal.

     It is the current intention of DM Management I to cause 638,743 Shares of DM Associates to be voted for the re-election of Messrs. Stein and Landry, as well as Frank W. Barrett, John W. Everets, Jr., and J. Kermit Birchfield, Jr., as Class B Directors of the Company. Such Directors currently constitute, and will if they are re-elected constitute, a majority of the members of the Board of Directors of the Company.

     Except as set forth above, none of the Reporting Persons has any plan or proposal to: (i) change the number or the composition of the present Board of Directors or management of the Company; (ii) acquire any additional securities of the Company (other than the receipt of stock options and similar compensation as management of the Company); or (iii) take any of the other actions set forth in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     The following table sets forth certain information concerning beneficial ownership of Shares by each Reporting Person:

                               SHARES
                            BENEFICIALLY  PERCENT OF
NAME OF REPORTING PERSON       OWNED       CLASS (1)

DM Associates                  1,858,743   66.8%  (2)
DM Management I                1,858,743   66.8%  (3)
Robert B. Stein, Jr.           1,859,743   66.8%  (4)
Gregory G. Landry              1,859,743   66.8%  (5)
Mitchell J. Kupperman          1,873,347   67.3%  (6)

(1) Based on 2,783,060 Class B Shares issued and outstanding as of December 14, 1995.

(2) Voting and dispositive power with respect to the Shares (as defined in this Schedule 13D) owned of record by DM Associates are held by its general partner, DM Management I, subject to the consent of the limited partners of DM Associates being required for any sale of more than 360,000 Shares.

(3) Voting power of 638,743 of the Shares owned of record by DM Associates is held by its general partner, DM Management I. DM Management I will vote such Shares in such manner as the holders of a majority of the partnership interests of DM Management I may determine. Robert B. Stein, Jr., Gregory Landry and Mitchell Kupperman each own one-third of the partnership interests of DM Management I. The other 1,220,000 Shares owned of record by DM Associates will be voted for or against any stockholder motion or proposal in the same proportion that all other Shares are voted for or against such motion or proposal (including the 638,743 Shares voted by DM Associates). Dispositive power with respect to the Shares owned of record by DM Associates is held by DM Management I, subject to the consent of the limited partners of DM Associates being required for any sale of more than 360,000 Shares. Robert B. Stein, Jr., as the managing general partner of DM Management I, has the power to dispose of the Shares on behalf of DM Management I.

(4) Includes: 1,858,743 Shares as to which Mr. Stein has sole dispositive power, as the managing general partner of DM Management I, and shares voting power with Messrs. Landry and Kupperman, as general partners of DM Management I. Mr. Stein, as an officer and director of the Company, also has shared voting and dispositive power of the Shares pledged to the Company as the pledgee under the Stock Pledge Agreement, with respect to 1,220,000 of the 1,858,743 Shares listed in this Note 4. Does not include 72,631 shares of Class A Common Stock beneficially owned by Mr. Stein, 67,361 of which are subject to currently exercisable options.

(5) Includes: 1,858,743 Shares as to which Mr. Landry shares voting power with Messrs. Stein and Kupperman, as general partners of DM Management I. Mr. Landry, as an officer and director of the Company, also has shared voting and dispositive power of the Shares pledged to the Company as the pledgee under the Stock Pledge Agreement, with respect to 1,220,000 of the 1,858,743 Shares listed in this Note 5. Does not include 48,793 shares of Class A Common Stock subject to currently exercisable options which are beneficially owned by Mr. Landry.

(6) Includes: (i) 14,604 Shares which Mr. Kupperman beneficially owns individually and has sole voting and dispositive power, and (ii) 1,858,743 Shares as to which Mr. Kupperman shares voting power with Messrs. Stein and Landry, as general partners of DM Management I. Does not include 103,295 shares of Class A Common Stock beneficially owned by Mr. Kupperman, 97,500 of which are subject to currently exercisable options.

     Each Reporting Person expressly declares that such Reporting Person is not part of a "group," within the meaning of Rule 13d-1(b)(2) and Rule 13d-5(b)(1) of the Act, with any other Reporting Person and that the filing of this Schedule 13D by each Reporting Person shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any Shares reported in this Schedule 13D other than the Shares listed next to the Reporting Person's name in the column "Shares Beneficially Owned" in the foregoing table.

     During the past sixty days, none of the Reporting Persons has effected any transactions in the Shares, except for the transactions set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     DM Management I, as the managing general partner of DM Associates, has the right to exercise all voting, dispositive and other rights with respect to the 1,858,743 Shares (the "DM Management I Shares") held by DM Associates. DM Management I cannot dispose of more than 360,000 of the DM Management I Shares without the prior approval of the DM Associates limited partners owning at least 60% of the percentage interests of DM Associates. The Company and HNB are the only limited partners of DM Associates whose limited partnership interests aggregate 60% or more of the percentage interests of DM Associates. In addition, the partnership agreement of DM Associates provides that, prior to voting the DM Management I Shares, DM Management I shall consult with HNB as to the voting of such Shares. If, after consultation with HNB, DM Management I votes the DM Management I Shares in a manner with which HNB disagrees, HNB shall have the right to dissolve DM Associates.

     DM Management I will vote 638,743 DM Management I Shares in such manner as the holders of a majority of the partnership interests of DM Management I may determine. The other 1,220,000 DM Management I Shares will be voted for or against any stockholder motion or proposal in the same proportion that all other DM Management I Shares are voted for or against such motion or proposal (including the 638,743 DM Management I Shares voted by DM Associates).

     Pursuant to the partnership agreement of DM Management I, Mr. Stein, as managing general partner of DM Management I, cannot exercise voting rights with respect to the DM Management I Shares, unless he obtains the consent of general partners owning a majority of the percentage interests of DM Management I (which may include the percentage interest owned by Mr. Stein). If Mr. Stein fails to vote the DM Management I Shares in such a manner as the partners representing a majority of the percentage interests of DM Management I direct, then such Shares may be voted by the general partners owning a majority of the percentage interests. Mr. Stein, Mr. Landry and Mr. Kupperman each own one-third of the percentage interests of DM Management I. Mr. Stein, as managing general partner of DM Management I, has the right to exercise all dispositive power with respect to the DM Management I Shares.

     The partnership agreement of DM Associates provides in Section 6.7 thereof for certain priorities and preferences with respect to distributions to the partners, which Section is specifically incorporated herein by reference.

     In addition, the Loan Agreement and Stock Pledge Agreement require the consent of the Company before the Pledged Shares owned by DM Associates can be voted for certain events or transactions, including dissolution of the Company, merger of the Company, acquisition of the Company by any other person and amendment of the charter of the Company in a manner that would effect a change in the preference or priority of the Shares or which would violate or result in a default under the Loan Agreement. The Loan Agreement also provides that a default of the Loan will occur upon certain events occurring, as set forth in
Section 6.1 of the Loan Agreement, which section is incorporated herein by reference. If a default occurs under the Loan Agreement, the Company has the right to sell or otherwise dispose of the Pledged Shares pursuant to the

Stock Pledge Agreement. Unless such a default occurs, DM Associates has the right to vote the Pledged Shares, subject to the provisions set forth in above and subject to having received the required consents of the Company as set forth above with respect to certain matters.

Item 7.   Material to be Filed as Exhibits

     The following are filed as Exhibits to this Schedule 13D:

Exhibit A -  Loan Agreement dated March 12, 1992, between DM Associates and CDA.
             Incorporated herein by reference to Exhibit A of the Schedule 13D, dated March 12, 1992, filed by DM Associates, DM Management Associates, and Frank Colaccino.

Exhibit B -  Stock Pledge Agreement dated March 12, 1992, between DM Associates and CDA. Incorporated herein by reference to Exhibit B of the
             Schedule 13D, dated March 12, 1992, filed by DM Associates, DM Management Associates, and Frank Colaccino.

Exhibit C -  Stock Purchase Agreement dated March 12, 1992, among DM Associates and the Selling Stockholders. Incorporated herein by reference to Exhibit C of the Schedule 13D, dated March 12, 1992, filed by DM Associates, DM Management Associates, and Frank Colaccino.

Exhibit D -  Contribution and Exchange Agreement dated March 12, 1992, among DM
             Associates, Mr. Nirenberg and the Foundation. Incorporated herein by reference to Exhibit D of the Schedule 13D, dated March 12, 1992, filed by DM Associates, DM Management Associates, and Frank Colaccino.

Exhibit E -  DM Associates Limited Partnership Agreement dated March 12, 1992.
             Incorporated herein by reference to Exhibit E of the Schedule 13D, dated March 12, 1992, filed by DM Associates, DM Management Associates, and Frank Colaccino.

Exhibit F -  First Amendment to Partnership Agreement of DM Associates Limited
             Partnership dated as of September 8, 1994. Incorporated herein by reference to Exhibit F of Amendment No. 4 to this Schedule 13D, dated January 27, 1995, filed by DM Associates, DM Management I, DM Management II, and Messrs. Landry, Stein, Colaccino, Nirenberg, and Kupperman.

Exhibit G -  Partnership Agreement of New DM Management Associates I dated as of
             September 8, 1994. Incorporated herein by reference to Exhibit G of Amendment No. 4 to this Schedule 13D, dated January 27, 1995, filed by DM Associates, DM Management I, DM Management II, and Messrs. Landry, Stein, Colaccino, Nirenberg, and Kupperman.

Exhibit H -  First Amendment of Partnership Agreement of New DM Management
             Associates I dated as of December 1, 1995. Incorporated herein by reference to Exhibit 10.10 of Form 10-Q for the Quarterly Period Ended October 28, 1995, filed by Dairy Mart Convenience Stores, Inc.

Exhibit I -  Section 6.7 of DM Associates Limited Partnership Agreement.

Exhibit J -  Section 6.1 of Loan Agreement.

Exhibit K -  Agreement dated October 30, 1995, among Dairy Mart Convenience
             Stores, Inc., Charles Nirenberg, FCN Properties Corporation, The Nirenberg Family Charitable Foundation, Inc. and, solely for purposes of Sections 8, 10(f), 10(h), 10(i) and 11 thereof, Robert
             B. Stein, Jr. and Gregory G. Landry. Incorporated herein by reference to Exhibit B of Amendment No. 8 to this Schedule 13D, dated October 30, 1995, filed by DM Associates, DM Management I, and Messrs. Nirenberg, and Kupperman.

Exhibit L -  Modification Agreement dated December 1, 1995, among Dairy Mart
             Convenience Stores, Inc., Charles Nirenberg, FCN Properties Corporation, The Nirenberg Foundation, Inc., Robert B. Stein, Jr. and Gregory G. Landry. Incorporated herein by reference to Exhibit
             10.6 of Form 10-Q for the Quarterly Period Ended October 28, 1995, filed by Dairy Mart Convenience Stores, Inc.

Exhibit M -  Agreement relating to the joint filing of this Schedule 13D as required by Rule 13d-1(f).

                                   EXHIBIT I

           SECTION 6.7 OF DM ASSOCIATES LIMITED PARTNERSHIP AGREEMENT


     Section 6.7 - Allocation of Net Profits and Net Loss from Capital Transactions Upon a Liquidation of the Partnership.

          (a) Except as provided in Section 6.8, all Net Profits of the Partnership in connection with a dissolution and winding up of the Partnership shall be allocated to the Partners and/or the Special General Partner in the following manner and priority:

          (1) First, to the Class A Limited Partner until the positive balance in the Capital Account of the Class A Limited Partner is equal to the sum of the Unrecovered Capital of the Class A Limited Partner and the 6% Preferred Return;

          (2) Then, to the Class B Limited Partners until the positive balance in the Capital Account of the Class B Limited Partners is equal to the Unrecovered Capital of the Class B Limited Partners.

          (3) Then, to the Class A Limited Partner until the positive balance in the Capital Account of the Class A Limited Partner is increased by an amount equal to the Balance of the Class A Limited Partner's 9% Preferred Return;

          (4) Then, to the Class B Limited Partners until the positive balance in the Capital Account of the Class B Limited Partners is increased by an amount equal to the 9% Preferred Return;

          (5) Then, to the General Partner until the positive balance of the Capital Account of the General Partner is equal to the Unrecovered Capital of the General Partner;

          (5A) Then, to the Special General Partner until the positive balance of the Capital Account of the Special General Partner is equal to the Unrecovered Capital of the Special General Partner.

          (6) Then, to the Limited Partners until the positive balance in the Capital Account of the Limited Partners is increased by an amount equal to the Balance of the Limited Partners' 15% Preferred Return under Section 6.3(g);

          (7) Then, to the Class B Limited Partners and the General Partner until the positive balance in their Capital Accounts is increased by the Balance of the Special 15% Priority that is or was distributed to such Partners under Section 6.3(h);

          (8) Next, to the General Partner until the positive balance in the Capital Account of the General Partner is increased by an amount equal to the 15% Preferred Return;

          (9) Thereafter, to the Partners and/or the Special General Partner in accordance with, and in proportion to the amounts received, or to be received, by them pursuant to Section 6.3(j).

          (b) Net Losses from Capital Transactions upon a liquidation of the Partnership shall be allocated first to those Partners and/or the Special General Partner with positive Capital Account balances, pro rata, until such Capital Account balances have been reduced to zero. The balance of Net Losses, if any, shall be allocated, pro rata, in accordance with the Partners' Percentage Interests.

                                   EXHIBIT J

                         SECTION 6.1 OF LOAN AGREEMENT

6.1  Events of Default

     Each of the following is an Event of Default under this Agreement:

     (a) The failure of the borrower to make payment of principal and/or interest due under the Note when due;

     (b) the failure of the Borrower to pay any amount due the Authority pursuant to Section 5.2 or Section 5.3 or any other Secured Obligations within the time prescribed by this Agreement, and if no time is prescribed, within thirty (30) days of demand therefor made by the Authority;

     (c) the inaccuracy in any material respect of any representation made by or on behalf of the Borrower or the Company in the Loan Application, this Agreement or any of the other Financing Documents, provided that, if such inaccuracy is susceptible to cure, such inaccuracy continues for thirty (30) days after notice thereof from the Authority;

     (d) the material breach by the Borrower of any of its warranties in Section 4 of this Agreement or in any of the other Financing Documents, provided that, if such breach is susceptible to cure, such breach continues for thirty (30) days after notice thereof from the Authority;

     (e) the failure, for thirty (30) days after notice thereof from the Authority, of the Borrower to observe or perform any other covenant or agreement of the Borrower in this Agreement, including but not limited to Section 5, or in any of the other Financing Documents;

     (f) the failure, for thirty (30) days after notice thereof from the Authority, of the Company to perform or observe, or to cure any breach of, any term or condition set forth in the Company Letter, whether expressed as a matter of intent, warranty or agreement and without regard to whether such term or condition is enforceable against the Company or such failure by the Company is excusable as a matter of law;

     (g) the occurrence of any event of default under the Credit Agreement and either (i) the declaration by the Agent of the termination of any lending commitment thereunder, or (ii) the acceleration of, or notice by the Agent of the acceleration of, the maturity of any indebtedness due thereunder;

     (h) without the authority's prior written consent, (i) the disposition of assets by the Company (including by way of the disposition of the stock or assets of any Subsidiary) in any one fiscal year of an aggregate net book value in excess of $10,000,000 other than in the ordinary course of business, or which causes the Company's Consolidated Tangible Capital (as defined in the Credit Agreement as of the date hereof, except that for purposes hereof the aggregate outstanding principal amount of the Company's Subordinated Debentures (also as defined in the Credit Agreement) shall be excluded from Consolidated Tangible Capital) to fall below $11,000,000, (ii) the dissolution or liquidation of the Company, (iii) the merger or consolidation of the Company into or with any other Person, (iv) the acquisition of the Company by any other Person, or (v) any amendment to the Restated Certificate of Incorporation of the Company effecting any change in the provisions with respect to the Class B Common Stock, or the preference or priority of any class or series of capital stock of the Company relative to the Class B Common Stock, or which would violate or result in the violation of any other provisions of the Financing Documents or constitute or result in a Default or Event of Default.

     (i) without the Authority's prior written consent, the issuance of any additional shares of common stock of the Company or of any securities convertible into shares of common stock of the Company, except

          (1) common stock issued to employees, officers and directors pursuant to and within the limits of the Company's stock option and employee stock purchase plans as described in and in existence as of the date of the Company's 1991 Proxy Statement; and

          (2) additional shares of common stock or convertible securities the issuance of which does not result in a reduction, which in the reasonable judgment of the Authority is material, in either book value per share or earnings per share for the Company's common stock on a fully-diluted basis (giving effect to the issuance of such additional shares of common stock or convertible securities) below the book value per share and earnings per share, respectively, reported by the Company for the fiscal year ended February 1, 1992 (the "Target Amounts per Share");

and provided further that, following the issuance of any such common stock or convertible securities otherwise permitted under clause (1) or (2) hereof, the common stock of the Company owned by the Borrower continues to represent at least 51% of the voting power of the Company's common stock generally. For purposes of this subparagraph (i): (A) the Target Amounts per Share shall be adjusted appropriately for the effect of any stock split, stock dividend, recapitalization or similar event otherwise permitted under this Agreement; (B) earnings after giving effect to the issuance of such additional shares of common stock or convertible securities shall be deemed to be the sum of (y) the Company's net income for its most recent four fiscal quarters for which results are then publicly available, and
(z) an amount equal to the after-tax savings that would be reasonably expected to result over the twelve-month period following the date of such issuance if the net proceeds to the Company of such issuance were applied to the repayment of principal outstanding under the Credit Agreement, assuming for purposes hereof that the borrowing rate for such twelve-month period was the borrowing rate in effect under the Credit Agreement on the date of such issuance; (C) any non-cash net proceeds realized from the issuance of such additional shares of common stock shall be valued for the purposes of clause (B) above at the market value of the Company's common stock issued in consideration thereof; and (D) the effect of the issuance of convertible securities on earnings per share, book value per share and voting control shall be determined on the date that the convertible securities are issued (as if the securities were converted, for the conversion price, on the date of issuance), rather than on the date that such securities are in fact converted.

     (j) the creation or issuance of any class of capital stock of the Company having any preference or priority over the Class B Common Stock;

     (k) the conversion by the Borrower of any of its Class B Common Stock into the Company's Class A Common Stock;

     (l) the failure of the Borrower or the Company generally to pay its debts as such debts become due; and

     (m) the entry of a decree or order for relief by a court having jurisdiction in respect of the Borrower or the Company in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Borrower or the Company or for any substantial part of the Property of either, or the issuance of an order for the winding-up or liquidation of the affairs of the Borrower or the Company and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or upon the commencement by the Borrower or the Company of a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the consent by the Borrower or the Company to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Borrower or the Company or for any substantial part of the property of either or the making by the Borrower or the Company of any assignment for the benefit of creditors, or the taking of partnership or corporate action by the Borrower or the Company, respectively, in furtherance of any of the foregoing.

     After reasonable inquiry and the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct as of this 19th day of December, 1995.

NEW DM MANAGEMENT ASSOCIATES I
By:/s/ Robert B. Stein, Jr.
Robert B. Stein, Jr.
Its Managing Partner

DM ASSOCIATES LIMITED PARTNERSHIP
By New DM Management Associates I
  Its General Partner
By:/s/ Robert B. Stein, Jr.
Robert B. Stein, Jr.
Its Managing General Partner

/s/ Robert B. Stein, Jr.
Robert B. Stein, Jr.

/s/ Gregory G. Landry
Gregory G. Landry

/s/ Mitchell J. Kupperman
Mitchell J. Kupperman

                                   EXHIBIT M


     The undersigned agree that a statement on Schedule 13D to be filed with the Securities and Exchange Commission on December 19, 1995, will be filed on behalf of each of them.


NEW DM MANAGEMENT ASSOCIATES I
By:/s/ Robert B. Stein, Jr.
   Robert B. Stein, Jr.
   Its Managing Partner

DM ASSOCIATES LIMITED PARTNERSHIP
By New DM Management Associates I
  Its General Partner
By:/s/ Robert B. Stein, Jr.
Robert B. Stein, Jr.
Its Managing General Partner

/s/ Robert B. Stein, Jr.
Robert B. Stein, Jr.

/s/ Gregory G. Landry
Gregory G. Landry

/s/ Mitchell J. Kupperman
Mitchell J. Kupperman